SECURITIES AND EXCHANGE COMMISSION

                      Washington, D.C.  20549


                           SCHEDULE 13D


         Under the Securities Exchange Act of 1934 (Amendment No. 1)*


                          LOGIC DEVICES INCORPORATED
                               (Name of Issuer)

                                 COMMON STOCK
                        (Title of Class of Securities)


                                  541402 10 3
                                (CUSIP Number)

     Joshua S. Kanter, Windy City, Inc., 333 West Wacker Drive, Suite 2700
                    CHICAGO, ILLINOIS 60606 (312) 984-3120
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                               JUNE 27-29, 1995
            (Date of Event which Requires Filing of this Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check
      the following box [ ].

      Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than
      five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent to thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

      Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See
      Rule 13d-1(a) for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                           1 of 9 Pages

CUSIP NO. 541402 10 3        13D           PAGE 2 OF 9 PAGES

1     NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Windy City, Inc.   (36-3205809)


2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a)      [ ]
                                                                  (b)      [x]

3     SEC USE ONLY

4     SOURCE OF FUNDS*

      N/A

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                           [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      State of Delaware


NUMBER OF               7     SOLE VOTING POWER
SHARES                              620,000 shares
BENEFICIALLY
OWNED BY                8     SHARED VOTING POWER
EACH                          -0-
REPORTING
PERSON                  9     SOLE DISPOSITIVE POWER
WITH                          620,000 shares

                        10    SHARED DISPOSITIVE POWER
                              -0-

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      620,000 shares

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      12.77%

14    TYPE OF REPORTING PERSON*

      CO

                     *SEE INSTRUCTION BEFORE FILLING OUT!

                           2 of 9 Pages

CUSIP NO. 206009 10 2        13D           PAGE 3 OF 9 PAGES

1     NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Solomon A. Weisgal, not personally but solely as Trustee of those certain 25 separate and individual trusts commonly and collectively known as the Bea Ritch Trusts (###-##-####)

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a)      [ ]
                                                                  (b)      [x]

3     SEC USE ONLY

4     SOURCE OF FUNDS*

      WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                           [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      State of Illinois


NUMBER OF               7     SOLE VOTING POWER
SHARES                        394,482 shares
BENEFICIALLY
OWNED BY                8     SHARED VOTING POWER
EACH                          -0-
REPORTING
PERSON                  9     SOLE DISPOSITIVE POWER
WITH                          394,482 shares

                        10    SHARED DISPOSITIVE POWER
                              -0-

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      394,482 shares

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      7.98%

14    TYPE OF REPORTING PERSON*

      IN

                     *SEE INSTRUCTION BEFORE FILLING OUT!

                           3 of 9 Pages

ITEM 1.    SECURITY AND ISSUER.

     This Schedule relates to the shares of common stock (the "Common Stock") of Logic Devices Incorporated, a California corporation (the "Issuer"). The principal executive offices of the Issuer are located at 628 East Evelyn Avenue, Sunnyvale, California 94086.

ITEM 2.    IDENTITY AND BACKGROUND.

     This Schedule is being filed by:

     (i) Windy City, Inc., a Delaware corporation ("Windy City"). The principal place of business and principal office of Windy City, Inc. is 8000 Towers Crescent Drive, Suite 1070, Vienna, Virginia 22182. Windy City's principal business is investing in private investments and public securities.

     (ii) Solomon A. Weisgal, not personally but solely as Trustee of those certain 25 separate and individual trusts commonly and collectively known as the Bea Ritch Trusts (the "Trusts"). Mr. Weisgal's business address is 120 South Riverside Drive, Suite 1420, Chicago, Illinois 60606. Mr. Weisgal is a certified public accountant.

     Windy City and the Trusts are collectively referred to herein as the "Reporting Persons".

     The names and business addresses of the officers and directors of Windy City are listed on EXHIBIT A attached hereto. All of said individuals are United States citizens.

     Neither of the Reporting Persons, nor any of the parties listed on EXHIBIT A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or fining any violation with respect to such laws.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On March 23, 1995, the Trusts exercised their right to convert 70 shares of the Issuer's preferred stock previously owned by the Trusts (the "Preferred Stock") into 11,666 shares of the Issuer's Common Stock. No consideration was due or paid by the Trusts to the Issuer with respect to said conversion.

     On June 29, 1995, the Trusts exercised certain warrants to purchase 74,955 shares of Common Stock at an exercise price of $3.45 per share (the "Warrants"), resulting in gross proceeds to the Issuer from the Trusts of $258,594.75. Said amount was paid by the Trusts out of general working capital.

ITEM 4.    PURPOSE OF TRANSACTION.

     The Common Stock acquired by the Trusts as a result of the conversion of the Preferred Stock and the exercise of the Warrants, each as descried at Item 3 above, was acquired for investment purposes. The Reporting Persons have no present plan or proposal which relates to or would result in:

                           4 of 9 Pages

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b)   An   extraordinary   corporate   transaction,   such  as  a  merger,
           reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure;

     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

     (j)   Any action similar to any of those enumerated above.


ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

     (A)   AMOUNT BENEFICIALLY OWNED
                (i)   Windy City          620,000 shares
                (ii)  Trusts              394,482 shares{1}

                Group:1,014,482 shares{2}

**FOOTNOTES**

     {1}Includes 75,000 shares of Common Stock (the "Subject Shares") owned by the Trusts, which Subject Shares have been loaned by the Trusts to an unaffiliated person (the "Borrower"). During the term of said loan, the Borrower will exercise exclusive investment control of the Subject Shares.

     {2}Includes (i) 620,000 shares of Common Stock owned directly by Windy City, and (ii) 394,482 shares of Common Stock owned directly by the Trusts. See Footnote 1. The Trusts own 302 shares of Windy City's Class A, Series A Preferred Stock and all of Windy City's issued and outstanding common stock. As a result, the Trusts may be deemed to control Windy City. Mr. Joel S. Kanter is the President and sole Director of Windy City. Mr. Joshua S. Kanter is the Vice President of Windy City. Messrs. Kanter's father, Mr. Burton W. Kanter, is a Director of the Issuer. The beneficiaries of the Trusts are various members of Mr. Burton W. Kanter's family, including, Messrs. Joel and Joshua Kanter but excluding Mr. Burton
W. Kanter. Mr. Solomon A. Weisgal, Trustee of the Trusts, is an independent trustee and is unrelated to the Kanter family. Due to relationship between the Trusts and Windy City, the Reporting Persons have agreed to file this Schedule 13D as a group. Nevertheless, each of the Reporting Persons disclaims any beneficial ownership of the securities issued to the other Reporting Person.

                           5 of 9 Pages

           PERCENT OF CLASS
                (i)   Windy City, Inc.      12.77%
                (ii)  Trusts                 7.98%

                Group:20.53%{2}

     (B)   NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:
           (i)  sole power to vote or to direct the vote
                (i)   Windy City          620,000 shares
                (ii)  Trusts              394,482 shares{1}

           (II) SHARED POWER TO VOTE OR TO DIRECT THE VOTE
                (i)   Windy City            -0-
                (ii)  Trusts                -0-

           (III)SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF
                (i)   Windy City          620,000 shares
                (ii)  Trusts              394,482 shares{1}

           (IV) SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF
                (i)   Windy City            -0-
                (ii)  Trusts                -0-


     (C)   DESCRIPTION OF TRANSACTIONS

     This amendment is being filed to disclose (i) the conversion on March 23, 1995 of 70 shares of the Issuer's preferred stock previously owned by the Trusts with 11,666 shares of Common Stock, (ii) the exercise by the Trusts, on June 29, 1995, of certain warrants to purchase 74,955 shares of Common Stock at an exercise price of $3.45 per share, resulting in gross proceeds to the Issuer from the Trusts of $258,594.75, and (iii) the sale by the Trusts between June 27, 1995 and June 29, 1995 of an aggregate of 211,621 shares of Common Stock.


ITEM 6.    CONTRACTS,  ARRANGEMENTS,  UNDERSTANDINGS   OR   RELATIONSHIPS  WITH
RESPECT
           TO SECURITIES OF THE ISSUER.

     There are no contracts, arrangements, understandings or relationships among the Reporting Persons and their respective officers and directors or fiduciaries, as applicable, or between such persons and any other person, with respect to any securities of the Issuer, except as set forth in Footnote 2 to
Item 5 and in the documents and instruments listed in Item 7 below.


ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

     EXHIBIT A - Officers and Directors of Windy City, Inc.



                           6 of 9 Pages

                               SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      JULY 7, 1995
                                      Date

                                      /S/ JOSHUA S. KANTER
                                      Signature

                                      Windy City, Inc.
                                      JOSHUA S. KANTER/VICE-PRESIDENT
                                      Name/Title

                           7 of 9 Pages

                               SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      JULY 7, 1995
                                      Date

                                      /S/ SOLOMON A. WEISGAL
                                      Signature

                                      Solomon  A.  Weisgal,  not personally but
                                      solely  as  Trustee of those  certain  25
                                      separate and individual trusts commonly and collectively KNOWN AS THE BEA RITCH TRUSTS
                                      Name/Title

                           8 of 9 Pages

                               EXHIBIT A

              OFFICERS AND DIRECTORS OF WINDY CITY, INC.

I.   DIRECTORS


NAME                                  BUSINESS ADDRESS

Joel S. Kanter                        8000 Towers Crescent Drive
                                      Suite 1070
                                      Vienna, Virginia 22182

II.  OFFICERS


NAME            POSITION              BUSINESS ADDRESS

Joshua S. KanterVice President, Secretary333 West Wacker Drive
                                      Suite 2700
                                      Chicago, Illinois 60606

Joel S. Kanter  President, Treasurer  8000 Towers Crescent Drive
                                      Suite 1070
                                      Vienna, Virginia 22182


                           9 of 9 Pages